JPMorgan Trust IV

277 Park Avenue

New York, New York 10172

October 18, 2019

Ms. Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on October 11, 2019 in connection with the Post-Effective Amendment No. 92 to the registration statement on Form N-1A (the “Registration Statement”) of JPMorgan Trust IV (the “Trust”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on August 29, 2019 with respect to the JPMorgan Equity Premium Income Fund (the “Fund”), a series of the Trust. For your convenience, we have restated your comments below followed by our responses. We will incorporate the changes referenced below into the Registration Statement of the Trust that will be filed by the Trust pursuant to Rule 485(b) under the Securities Act of 1933 on or about October 25, 2019. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

PROSPECTUS COMMENTS

Comment 1: Please provide the Staff with a completed fee table and expense table prior to the effective date of the post-effective amendment.

Response: We have provided the tables below in response to this comment.

Class A, Class C and Class I Shares

Fees and Expenses of the Fund

The following tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A Shares if you and your family invest, or agree to invest in the future, at least $50,000 in the J.P. Morgan Funds. More information about these and other discounts is available from your financial intermediary and in “Investing with J.P. Morgan Funds — SALES CHARGES AND FINANCIAL INTERMEDIARY COMPENSATION” on page 123 and in “Financial Intermediary-Specific Sales Charge Waivers” in Appendix A of the prospectus and in “PURCHASES, REDEMPTIONS AND EXCHANGES” in Appendix A to Part II of the Statement of Additional Information. You may be required to pay a commission to your Financial Intermediary for purchases of Class I Shares. Such commissions are not reflected in the tables or the example below.

SHAREHOLDER FEES (Fees paid directly from your investment)
	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases as a % of the Offering Price	5.25%	NONE	NONE
Maximum Deferred Sales Charge (Load) as a % of Original Cost of the Shares	NONE (under $1 million)	1.00%	NONE

ANNUAL FUND OPERATING EXPENSES (Expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I
Management Fees	0.25%	0.25%	0.25%
Distribution (Rule 12b-1) Fees	0.25	0.75	NONE
Other Expenses	1.30	1.26	0.88
Service Fees	0.25	0.25	0.25
Remainder of Other Expenses	1.05	1.01	0.63
Total Annual Fund Operating Expenses	1.80	2.26	1.13
Fee Waivers and/or Expense Reimbursements[1]	(0.95)	(0.91)	(0.53)
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements[1]	0.85	1.35	0.60

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The Fund’s adviser and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, expenses related to trustee elections, and extraordinary expenses) exceed 0.85%, 1.35% and 0.60% of the average daily net assets of Class A, Class C and Class I Shares, respectively. The Fund may invest in one or more money market funds advised by the adviser or its affiliates (affiliated money market funds). The Fund’s adviser, shareholder servicing agent and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the Fund’s investment in such money market funds. These waivers are in effect through 10/31/20, at which time the adviser and/or its affiliates will determine whether to renew or revise them. To the extent that the Fund engages in securities lending, affiliated money market fund fees and expenses resulting from the Fund’s investment of cash received from securities lending borrowers are not included in Total Annual Fund Operating Expenses and therefore, the above waivers do not apply to such investments.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the total annual fund operating expenses after fee waivers and expense reimbursements shown in the fee table through 10/31/20 and total annual fund operating expenses thereafter. Your actual costs may be higher or lower.

IF YOU SELL YOUR SHARES, YOUR COST WOULD BE:
	1 Year	3 Years	5 Years	10 Years
CLASS A SHARES ($)	607	974	1,364	2,456
CLASS C SHARES ($)	237	619	1,127	2,524
CLASS I SHARES ($)	61	306	571	1,327

IF YOU DO NOT SELL YOUR SHARES, YOUR COST WOULD BE:
	1 Year	3 Years	5 Years	10 Years
CLASS A SHARES ($)	607	974	1,364	2,456
CLASS C SHARES ($)	137	619	1,127	2,524
CLASS I SHARES ($)	61	306	571	1,327

Class R5 and Class R6 Shares

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

ANNUAL FUND OPERATING EXPENSES (Expenses that you pay each year as a percentage of the value of your investment)
	Class R5	Class R6
Management Fees	0.25%	0.25%
Distribution (Rule 12b-1) Fees	NONE	NONE
Other Expenses	1.11	1.11
Service Fees	0.10	NONE
Remainder of Other Expenses	1.01	1.01
Total Annual Fund Operating Expenses	1.36	1.26
Fee Waivers and/or Expense Reimbursements[1]	(0.91)	(0.91)
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements[1]	0.45	0.35

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The Fund’s adviser and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, expenses related to trustee elections, and extraordinary expenses) exceed 0.45% and 0.35% of the average daily net assets of Class R5 and Class R6 Shares, respectively. The Fund may invest in one or more money market funds advised by the adviser or its affiliates (affiliated money market funds). The Fund’s adviser, shareholder servicing agent and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the Fund’s investment in such money market funds. These waivers are in effect through 10/31/20, at which time the adviser and/or its affiliates will determine whether to renew or revise them. To the extent that the Fund engages in securities lending, affiliated money market fund fees and expenses resulting from the Fund’s investment of cash received from securities lending borrowers are not included in Total Annual Fund Operating Expenses and therefore, the above waivers do not apply to such investments.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the total annual fund operating expenses after fee waivers and expense reimbursements shown in the fee table through 10/31/20 and total annual fund operating expenses thereafter. Your actual costs may be higher or lower.

WHETHER OR NOT SELL YOUR SHARES, YOUR COST WOULD BE:
	1 Year	3 Years	5 Years	10 Years
CLASS R5 SHARES ($)	46	341	658	1,556
CLASS R6 SHARES ($)	36	309	604	1,442

Comment 2: The “What are the Fund’s main investment strategies” section of the Fund’s prospectus includes disclosure about the Fund’s use of ESG factors. If ESG is part of principal investment strategies, please add corresponding principal risk disclosure. See ADI 2019-08.

Response: The Trust does not believe that ESG risk is a principal risk of the Fund. The disclosure is appropriately included in the investment process description to summarize “how the Fund’s adviser decides which securities to buy and sell” in accordance with Item 9(b)(2) of Form N-1A. As indicated in the disclosure, the portfolio managers assess the impact of environmental, social and governance (“ESG”) factors on the cash flows of many companies in which they may invest. Such analysis is part of the Fund’s normal investment process and is integrated into the adviser’s research process. In contrast to funds where it may be appropriate to include ESG risk as a principal risk, this Fund does not seek to invest a certain percentage of its assets in companies that meet ESG goals (e.g., socially responsible companies) or screen out certain types of stocks or industries based solely on ESG factors (e.g., tobacco companies). As a result, the Trust does not believe that ESG should be considered a principal risk of the Fund, and believes that ESG disclosure should continue to be included in the investment process disclosure, as it provides information to shareholders as to how the adviser decides which securities to buy and sell. For the same reasons, the Trust also believes that the disclosure is not inconsistent with ADI 2019-08 – Improving Principal Risks Disclosure.

Comment 3: The disclosure in the “Investment Policies” section states that the Fund’s “fundamental investment policy regarding industry concentration does not apply to securities issued by other investment companies...” The staff notes that the Fund should look through an investment in an affiliated investment company and should consider, to the extent feasible, an investment in an unaffiliated investment company for purposes of calculating the Fund’s industry concentration levels. The staff also cites Section 48(a) of the 1940 Act, which makes unlawful anything done under the 1940 Act indirectly that would be unlawful if done directly.

Response: The Trust believes that the Fund’s current policy on concentration, as disclosed in the SAI, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to ensure that it has appropriate risk disclosure relating to that investment. As the Trust believes that the Fund’s current policy on concentration complies with applicable legal requirements, the Trust does not believe it is in violation of Section 48(a) of the 1940 Act.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 623-4557.

Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer Assistant Secretary

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